SCHEDULE 13D





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                               GASCO ENERGY, INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   367220 10 0
                                 (CUSIP Number)

                             Jonathan Batt, Attorney
                             7128 South Poplar Lane,
                            Englewood, Colorado 80112
                                 (303) 771-1101
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 23, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                    If the filing  person has  previously  filed a statement  on
               Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                    Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                    *The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Shama Zoe Limited Partnership
-----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                (a)/ /
                                                               (b)/ /
         Not applicable.
------------------------------------------------------------------------------
3.      SEC USE ONLY

------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

          OO
------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                    / /

------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
------------------------------------------------------------------------------
 NUMBER OF      7.      SOLE VOTING POWER NUMBER OF
                        0
  SHARES        ----------------------------------------------------------------
                8.      SHARED VOTING POWER BY
    BY
                        9,500,000
  EACH          ----------------------------------------------------------------
                9.      SOLE DISPOSITIVE POWER
REPORTING
                        0
PERSON WITH     ----------------------------------------------------------------
                10.      SHARED DISPOSITIVE POWER

                          9,500,000
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,500,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              / /

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.89% (a)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

(a) This amendment is being filed to correct the percent of ownership which was inadvertently miscalculated in the initial filing of Schedule 13D.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilman A. Hill
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                      (a)/ /
                                                                     (b)/ /
         Not applicable.
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.       SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
   NUMBER OF
                                    0
      SHARES               -----------------------------------------------------
                           8.       SHARED VOTING POWER
       BY
                                    9,500,000
      EACH                 -----------------------------------------------------
                           9.      SOLE DISPOSITIVE POWER
     REPORTING
                                   0
   PERSON WITH             -----------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER

                                    9,500,000
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,500,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.89% (a)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(a) This amendment is being filed to correct the percent of ownership which was inadvertently miscalculated in the initial filing of Schedule 13D.

Explanatory Note: This Amendment No. 1 to Schedule 13D is being filed by Shama Zoe Limited Partnership and Gilman A. Hill to correct the percentage of their ownership in the common stock of Gasco Energy, Inc. Such percentage was inadvertently miscalculated in the initial filing of Schedule 13D. No other revisions have been made to the initial filing.

ITEM 1.       SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.0001 per share ("Common Stock"), of Gasco Energy, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 14 Inverness Drive East, Suite 236, Englewood, Colorado 80112.

ITEM 2.       IDENTITY AND BACKGROUND

This Statement is a joint statement filed on behalf of Shama Zoe Limited Partnership, a Colorado limited partnership ("Shama Zoe") and Gilman A. Hill, an individual residing in the state of Colorado. Shama Zoe occasionally does business under the trade name Alpine Gas Company. Shama Zoe is primarily in the oil and gas development industry. The principal business office of Shama Zoe is 7128 South Poplar Lane, Englewood, Colorado 80112.

Shama Zoe is managed by its general partner, Gilman A. Hill, an individual whose business address is 7128 South Poplar Lane, Englewood, Colorado 80112. Mr. Hill's principal occupation is that of general partner of Shama Zoe. Mr. Hill is a citizen of the United States.

During the last five years, neither Shama Zoe nor Gilman A. Hill (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of May 1, 2002, Shama Zoe purchased 9,500,000 shares of Common Stock of the Issuer (the "Shares.) In consideration for the Shares, Shama Zoe agreed to sell and transfer certain oil and gas properties valued at $18 million to Pannonian Energy, Inc., a wholly-owned subsidiary of the Issuer.

ITEM 4.       PURPOSE OF TRANSACTION

The Shares were acquired for investment purposes and to provide liquidity for Shama Zoe. Shama Zoe does not have any present intentions of acquiring additional shares of common stock of the Issuer. Shama Zoe intends to sell some or all of the Shares, in either market transactions or private sales, in order to raise cash for its internal use. Although Shama Zoe does not intend to acquire control of the Issuer, because of Shama Zoe's knowledge and experience in the oil and gas development industry, there have been discussions with the Issuer with respect to appointing two Shama Zoe representatives to the Issuer's Board of Directors by way of the Issuer adding two new positions to its Board of Directors. However, there are no contractual agreements with respect to appointing two new directors, and such appointments would be at the discretion of the Issuer. It is Shama Zoe's understanding that, as of the date of this
Schedule 13D, the Issuer's Board of Directors consists of seven members, and would be increased to nine if the Issuer appoints Shama Zoe representatives to the Board.

ITEM 5.       INTEREST AND SECURITIES OF THE ISSUER

(a)-(b) As of the date of this Schedule 13D, Shama Zoe and Gilman A. Hill, who are filing this Schedule 13D jointly, beneficially own 9,500,000 shares of Common Stock of the Issuer. Mr. Hill is considered to beneficially own the Shares due to the fact that he is the general partner of Shama Zoe, and therefore controls that entity. To the best of Shama Zoe's and Mr. Hill's knowledge, the Shares they beneficially own represent 22.89% of the Issuer's issued and outstanding shares of Common Stock.

(c) Except for the purchase by Shama Zoe discussed herein, neither Shama Zoe nor its Gilman A. Hill, its general partner, have effected transactions involving the Issuer's Common Stock during the last 60 days.

(d)-(e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and Shama Zoe entered into a Property Purchase Agreement (the "Agreement") in connection with the issuance of the Shares. The Agreement provides that the Shama Zoe may transfer its securities of the Issuer, subject to compliance with the federal and any applicable state securities laws. The Agreement, among other things, provides that:

o the Issuer will "holdback" 2,000,000 of the Issuer's shares of common stock for a period of 30 days while the Issuer performs due diligence with respect to the oil and gas properties transferred to the Issuer's wholly-owned subsidiary. If title defects are discovered, the issuer will retain a certain number of the shares heldback based upon a formula which takes into consideration the acreage affected by the title defect compared to the total acreage purchased by the Issuer;

o until (i) Shama Zoe has sold all of the Shares, (ii) Shama Zoe has realized $12,000,000 in gross proceeds or value from the sale of the Shares, or
     (iii) two years from the closing date, whichever shall first occur, the Issuer will assign to Shama Zoe an undivided 10% leasehold interest in any new oil and gas leases that Pannonian acquires in Sublette County, Wyoming after the closing date;

o the Issuer will file a registration statement with the Securities and Exchange Commission by May 31, 2002, registering the Shares for resale on behalf of Shama Zoe;

o until (i) Shama Zoe has sold all of the Shares, (ii) Shama Zoe has realized $12,000,000 in gross proceeds or value from the sale of the Shares, or
     (iii) two years from the closing date, whichever shall first occur, the Issuer shall not issue any of its shares of Common Stock for cash consideration less than $1.80 per share (other than pursuant to the exercise of outstanding stock option) without the prior written consent of the general partner of Shama Zoe; and

o until (i) Shama Zoe has sold all of the Shares, (ii) Shama Zoe has realized $12,000,000 in gross proceeds or value from the sale of the Shares, or
     (iii) two years from the closing date, whichever shall first occur, the Issuer shall not issue any shares of Common Stock that are registered under the Securities Act of 1933 or that are subject to registration rights that may be exercised within the foregoing time limitations and shall not permit two of the Issuer's principals to each sell more than 200,000 of their shares of Common Stock in the Issuer without the consent of the general partner of Shama Zoe.

                                  SCHEDULE 13D
CUSIP No. 2107-5N-105                                         PAGE 5 OF 5 PAGES

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 --      Joint Filing Agreement.*

Exhibit 2 --      Property Purchase Agreement dated as of April 23, 2002 by and between the Issuer and Shama Zoe.*
-------------

* Previously filed with the initial filing of this Schedule 13D.


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this joint Statement is true, complete and correct.

Dated as of this ___ day of May, 2002.

SHAMA ZOE LIMITED PARTNERSHIP

By:
         /s/ Gilman A. Hill
         --------------------------------------------
         Name:    Gilman A. Hill
         Title:  General Partner


/s/ Gilman A. Hill
---------------------------
Name:  Gilman A. Hill